July 31, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-7010

Attn:	H. Roger Schwall
Assistant Director
Division of Corporate Finance

Re:	Apache Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Response Letter Dated April 14, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 12, 2008
File No. 1-4300
Ladies and Gentlemen:
We received the staff’s comment letter dated July 18, 2008, regarding Apache Corporation’s Form 10-K for the year ended December 31, 2007, filed February 29, 2008, and Form 10-Q for the quarter ended March 31, 2008, filed May 12, 2008 (File No. 1-4300). Given the confidential nature of the information in the staff’s comment letter, we will respond to your questions under separate cover to James Murphy and request confidential treatment pursuant to Rule 12b-4 of the Securities Exchange Act of 1934 and Rule 83 under the Freedom of Information Act.
As you know, on April 14, 2008 we provided our reserve report to the staff on a confidential and supplemental basis. In the staff’s comment letter dated May 27, 2008, the staff asked two questions (Questions 7 and 8) based on confidential information in our reserve report. On June 23, 2008, we responded to Questions 7 and 8 on a confidential and supplemental basis. All of the questions in the staff’s comment letter dated July 18, 2008 relate to our confidential responses to Questions 7 and 8. Therefore, consistent with our prior requests for confidential treatment, we respectfully request that the staff:
1.	redact Questions 7 and 8 from the staff’s comment letter dated May 27, 2008 so that the information in those questions remains confidential; and

2.	treat the staff’s comment letter dated July 18, 2008 as confidential and refrain from posting such letter on EDGAR or otherwise making it public.

In connection with the above responses to the staff’s comments, Apache acknowledges that:
•	Apache is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	Apache may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any member of the staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 296-6106.

Respectfully, APACHE CORPORATION
/s/ Roger B. Plank
Roger B. Plank
Executive Vice President and Chief Financial Officer